Exhibit 99.1

BMO Financial Group Reports Second Quarter 2022 Results

EARNINGS RELEASE

BMO’s Second Quarter 2022 Report to Shareholders, including the unaudited interim consolidated financial statements for the period ended April 30, 2022, is available online at www.bmo.com/investorrelations and at www.sedar.com.

Financial Results Highlights

Second Quarter 2022 Compared With Second Quarter 2021:

•	Net income of $4,756 million, an increase from $1,303 million; adjusted net income[1,3] of $2,187 million, an increase of 4% from $2,095 million

•	Reported earnings per share (EPS)[2] of $7.13, an increase from $1.91; adjusted EPS[1,2,3] of $3.23, an increase of 3% from $3.13

•	Provision for credit losses (PCL) of $50 million, compared with $60 million

•	Return on equity (ROE) of 34.5%, compared with 10.2%; adjusted ROE[1,3] of 15.7%, compared with 16.7%

•	Common Equity Tier 1 Ratio[4] of 16.0%, an increase from 13.0%

•	Dividend increased $0.06 from the prior quarter to $1.39, an increase of $0.33 or 31% from the prior year

Year-to-Date 2022 Compared With Year-to-Date 2021:

•	Net income of $7,689 million, an increase from $3,320 million; adjusted net income[1,3] of $4,771 million, an increase of 15% from $4,133 million

•	Reported EPS[2] of $11.57, an increase from $4.93; adjusted EPS[1,2,3] of $7.12, an increase of 15% from $6.19

•	Recovery of the provision for credit losses of $49 million, compared with a provision of $216 million

•	ROE of 28.0%, an increase from 13.0%; adjusted ROE[1,3] of 17.2%, an increase from 16.3%

Toronto, May 25, 2022 – For the second quarter ended April 30, 2022, BMO Financial Group recorded net income of $4,756 million or $7.13 per share on a reported basis, and net income of $2,187 million or $3.23 per share on an adjusted basis.

“We continued to deliver good financial performance this quarter, driven by broad-based customer loan growth and strong credit quality in our North American P&C businesses, and solid results in our market sensitive businesses even amid more challenging conditions. With consistent and disciplined execution of our strategy, we continue to deliver on our commitment to positive operating leverage, while investing to grow our revenue and drive our Digital-First agenda,” said Darryl White, Chief Executive Officer, BMO Financial Group.

“We are well-positioned to support our customers in navigating the changing environment and to deliver sustained performance, benefitting from our well-diversified business mix, ongoing investments in talent and technology and the wide scope of products and services that we offer. During the quarter, we made significant progress preparing for the closing and integration of our acquisition of Bank of the West, including the execution of the planned equity issuance.

“We are steadfast in our Purpose-driven commitments to a thriving economy, sustainable future and inclusive society, exemplified through our recently announced agreement with Export Development Canada (EDC). This collaboration brings innovative sustainable finance solutions to Canadian businesses, to help them transition from carbon-intensive operations to those that can eliminate or significantly reduce emissions, supporting our collective ambition for a net zero world,” concluded Mr. White.

(1)

Results and measures in this document are presented on a GAAP basis. They are also presented on an adjusted basis that excluded the impact of certain specified items from reported results. Adjusted results and ratios are non-GAAP and are detailed for all reported periods in the Non-GAAP and Other Financial Measures section. For details on the composition of non-GAAP amounts, measures and ratios, as well as supplementary financial measures, refer to the Glossary of Financial Terms in our Second Quarter 2022 Report to Shareholders.

(2)

All EPS measures in this document refer to diluted EPS, unless specified otherwise. EPS is calculated using net income after deducting total dividends on preferred shares and distributions payable on other equity instruments.

(3)

Reported net income included the impact of the announced acquisition of Bank of the West comprising revenue related to the management of the impact of interest rate changes between the announcement and the closing of the acquisition on its fair value and goodwill of $2,612 million ($3,555 million pre-tax) in Q2-2022 and $413 million ($562 million pre-tax) in Q1-2022, as well as acquisition and integration costs of $26 million ($35 million pre-tax) in Q2-2022 and $7 million ($8 million pre-tax) in Q1-2022. Reported net income included the impact of divestitures related to the sale of our EMEA Asset Management business and our Private Banking business in Hong Kong and Singapore: a gain of $6 million ($8 million pre-tax) relating to the transfer of certain U.S. asset management clients and expenses of $15 million ($18 million pre-tax) in Q2-2022, a $29 million pre-tax and after-tax loss relating to foreign currency translation that was reclassified from accumulated other comprehensive income to revenue, a $3 million pre-tax net recovery of non-interest expense, and taxes of $22 million in Q1-2022, and a $747 million pre-tax and after-tax write-down of goodwill related to the sale of our EMEA Asset Management business, a $22 million ($29 million pre-tax) gain on the sale of our Private Banking business, and $47 million ($53 million pre-tax) of divestiture-related costs for both transactions in Q2-2021.

(4)	The Common Equity Tier 1 (CET1) Ratio is disclosed in accordance with the Office of the Superintendent of Financial Institution’s (OSFI’s) Capital Adequacy Requirements (CAR) Guideline.

Note: All ratios and percentage changes in this document are based on unrounded numbers.

BMO Financial Group Second Quarter 2022 Earnings Release 1

Concurrent with the release of results, BMO announced a third quarter 2022 dividend of $1.39 per common share, up $0.06 from the prior quarter, and an increase of 31% from the prior year. The quarterly dividend of $1.39 per common share is equivalent to an annual dividend of $5.56 per common share.

Caution

The foregoing section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

Significant Events

During the first quarter of 2022, we completed the sale of our EMEA Asset Management business to Ameriprise Financial, Inc., including the transfer of certain U.S. asset management clients, and on April 30, 2021 we completed the sale of our Private Banking business in Hong Kong and Singapore to J. Safra Sarasin Group. Collectively, we refer to these transactions as “divestitures”. The divestitures reduced net revenue by approximately 3% on both a reported and adjusted basis and expenses by approximately 4% on a reported basis and 5% on an adjusted basis compared with the prior year.

On December 20, 2021, we announced the signing of a definitive agreement with BNP Paribas to acquire Bank of the West and its subsidiaries. Under the terms of the agreement we will pay a cash purchase price of US$16.3 billion, or US$13.4 billion net of an estimated US$2.9 billion of excess capital (at closing) at Bank of the West. The transaction, which is expected to close by the end of calendar 2022, is subject to customary closing conditions, including regulatory approvals.

On closing, the acquisition is expected to add approximately US$95 billion assets, US$58 billion of loans and US$80 billion of deposits to our consolidated balance sheet. These amounts are based on the financial position and results of Bank of the West as at the period ended March 31, 2022. We expect to fund the transaction primarily with excess capital, reflecting our strong capital position and anticipated capital generation.

On March 29, 2022, we issued 20,843,750 common shares for $3,106 million to finance a portion of the purchase price.

This acquisition aligns with our strategic, financial, and cultural objectives, and meaningfully accelerates our U.S. growth. Building on the strength of our performance and our integrated North American foundation, the acquisition will bring nearly 1.8 million customers to BMO and will further extend our banking presence through an additional 514 branches and commercial and wealth offices in key U.S. growth markets. Post closing, our footprint will expand to 32 states, including an immediate scaled entry into the attractive California market, where we expect to deliver a highly competitive offering to new growth markets, combining the strength of our digital banking platform and our strong banking team to generate good customer growth.

A signature strength of the Bank of the West is the deep relationships formed between their employees, their customers, and the communities they have served for over 100 years. As part of this transaction, BMO does not plan to close Bank of the West branches, and is committed to retaining front-line Bank of the West branch employees.

Leveraging our deep integration experience and proven track record for U.S. expansion, we remain confident in achieving annual pre-tax cost synergies of approximately US$670 million (C$860 million) through operational efficiencies across our combined businesses. Integration planning is underway and is being overseen by a dedicated, joint integration management office.

Under IFRS accounting, the purchase price will be allocated to the fair value of identifiable assets and liabilities of Bank of the West at close, with the difference recorded as goodwill. The fair value/par value differences, referred to as the fair value mark, will be amortized to income over the estimated life of the underlying asset (liability). Intangible assets identified, including the core deposit intangible related to non-maturity deposits, will be amortized over their estimated life. The fair value of fixed rate loans and deposits is largely dependent on interest rates. If interest rates were to increase, the fair value of the acquired fixed rate assets (in particular, loans and securities) will decrease, resulting in higher goodwill. If interest rates were to decrease, the opposite would be true. Conversely, the fair value of floating rate assets (liabilities) and non-maturity deposits are accounted for at par, providing no natural fair value change offset. Changes in goodwill relative to our original assumptions announced on December 20, 2021 will impact capital ratios at close, because goodwill is treated as a deduction from capital under the Office of the Superintendent of Financial Institutions (OSFI) Basel III rules. In addition, given that the purchase price of the acquisition is in U.S. dollars, any change in foreign exchange translation between the Canadian dollar relative to the U.S. dollar between the announcement and the close of the acquisition, will result in a change to the Canadian dollar equivalent goodwill.

We are proactively managing exposure to capital from changes in fair value of the assets and liabilities of Bank of the West at close. As part of our fair value management actions, we entered into interest rate swaps that rise in value as interest rates rise, resulting in mark-to-market gains (losses) recorded in trading revenue. These swaps were largely offset from an interest rate risk perspective through the purchase of a portfolio of matched duration U.S. treasuries and other balance sheet instruments that generate net interest income. Together, these transactions aim to mitigate changes in goodwill arising from changes in interest rates between the announcement and closing of the acquisition, with the associated revenue (loss) treated as an adjusting item. In addition, BMO entered into forward contracts, which qualify as accounting hedges, to mitigate changes in the Canadian dollar equivalent of the purchase price on close. Changes in the fair value of these forward contracts are recorded in Other Comprehensive Income until close of the transaction.

The impact of the fair value management actions on our results was treated as an adjusting item. The current quarter included $2,612 million ($3,555 million pre-tax) of revenue related to the management of interest rate changes, comprising $3,433 million of pre-tax mark-to-market gains on certain interest rate swaps recorded in non-interest revenue and $122 million pre-tax interest on a portfolio of U.S. treasuries and other balance sheet instruments recorded in net interest income. Year-to-date results included $3,025 million ($4,117 million pre-tax) comprising $3,950 million pre-tax recorded as non-interest revenue and $167 million pre-tax recorded as net interest income. The cumulative impact on our CET1 Ratio was 90 basis points relating to these fair value management actions. In addition, the changes in the fair value of the forward contracts increased other comprehensive income (OCI) by $170 million in the current quarter and decreased OCI by $64 million year-to-date.

This Significant Events section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

2 BMO Financial Group Second Quarter 2022 Earnings Release

Second Quarter 2022 Performance Review

The order in which the impact on net income is discussed in this section follows the order of revenue, expenses and provision for credit losses, regardless of their relative impact.

Adjusted results and ratios, and U.S. dollar amounts and ratios in this Second Quarter 2022 Performance Review section are on a non-GAAP basis and discussed in the Non-GAAP and Other Financial Measures section.

Reported and adjusted net income increased from the prior year, reflecting higher net income in our P&C businesses, while net income in BMO Capital Markets and BMO Wealth Management decreased. On a reported basis, Corporate Services recorded net income in the current quarter, compared with a net loss in the prior year, while the adjusted net loss decreased.

Adjusted results in the current quarter excluded the impact of the announced acquisition of Bank of the West, comprising revenue related to the management of the impact of interest rate changes between the announcement and closing of the acquisition on its fair value and goodwill of $2,612 million ($3,555 million pre-tax), as well as acquisition and integration costs of $26 million ($35 million pre-tax). Adjusted results also excluded a gain of $6 million ($8 million pre-tax) and expenses of $15 million ($18 million pre-tax) related to the sale of our EMEA and U.S. Asset Management businesses. For further information, refer to Note 12 to the unaudited interim consolidated financial statements in our Second Quarter 2022 Report to Shareholders. Adjusted net income also excluded the amortization of acquisition-related intangible assets and other acquisition and integration costs in both the current quarter and the prior year.

Canadian P&C

Reported net income was $940 million and adjusted net income was $941 million, both increasing $163 million or 21% from the prior year. Results were driven by an 11% increase in revenue, with higher net interest income and non-interest revenue, higher expenses and a lower provision for credit losses compared with the prior year.

U.S. P&C

Reported net income was $588 million, an increase of $50 million or 9% from the prior year, and adjusted net income was $589 million, an increase of $46 million or 8%. The impact of the stronger U.S. dollar increased net income growth by 1%.

On a U.S. dollar basis, reported net income was $464 million, an increase of $32 million or 8% from the prior year, and adjusted net income was $465 million, an increase of $28 million or 7%. Reported and adjusted results were driven by a 5% increase in revenue, with higher net interest income, higher expenses and a higher recovery of the provision for credit losses compared with the prior year.

BMO Wealth Management

Reported net income was $314 million, compared with $322 million in the prior year, and adjusted net income was $315 million, a decrease of $14 million or 4%. Traditional Wealth reported net income was $247 million, compared with $266 million in the prior year, and adjusted net income was $248 million, compared with $273 million, with higher underlying revenue more than offset by higher underlying expenses and the impact of divestitures. Insurance net income was $67 million, an increase of $11 million or 17% from the prior year due to more favourable market movements in the current quarter.

BMO Capital Markets

Reported net income was $448 million, compared with $558 million in the prior year, and adjusted net income was $453 million, compared with $565 million. Reported and adjusted results reflected higher revenue in Global Markets and Investment and Corporate Banking, more than offset by higher expenses and provisions for credit losses in the current quarter compared with a recovery in the prior year.

Corporate Services

Reported net income was $2,466 million, compared with a reported net loss of $892 million in the prior year, and adjusted net loss was $111 million, compared with an adjusted net loss of $120 million. Reported results increased, primarily due to higher revenue from fair value management actions related to the announced acquisition of Bank of the West in the current quarter, and lower expenses due to the write-down of goodwill related to the sale of our EMEA Asset Management business in the prior year. Adjusted results were driven by lower revenue, lower expenses and the impact of a more favourable tax rate in the prior year.

Capital

BMO’s Common Equity Tier 1 (CET1) Ratio was 16.0% as at April 30, 2022, an increase from 14.1% at the end of the first quarter of 2022, driven by the $3.1 billion public offering of common shares, the benefit from fair value management actions related to the announced acquisition of Bank of the West, strong internal capital generation, and common shares issued from Treasury under the shareholder dividend reinvestment and share purchase plan, partially offset by higher risk-weighted assets. Please refer to the Significant Events section for further information on the fair value management actions.

BMO Financial Group Second Quarter 2022 Earnings Release 3

Credit Quality

Total provision for credit losses was $50 million, a decrease of $10 million from $60 million in the prior year. The total provision for credit losses as a percentage of average net loans and acceptances ratio was 4 basis points, compared with 5 basis points in the prior year. The provision for credit losses on impaired loans was $120 million, a decrease of $35 million from $155 million in the prior year. The provision for credit losses on impaired loans as a percentage of average net loans and acceptances ratio was 10 basis points, compared with 13 basis points in the prior year. There was a $70 million recovery of the provision for credit losses on performing loans in the current quarter, compared with a recovery of $95 million in the prior year. The recovery in the current quarter reflected reduced uncertainty as a result of the improving pandemic environment, portfolio credit improvement and model changes, partially offset by a deteriorating economic outlook, increased adverse scenario weight and portfolio growth. The prior year largely reflected positive credit migration and an improving economic outlook, partially offset by a more severe adverse scenario.

Refer to the Critical Accounting Estimates section of BMO’s 2021 Annual Report and Note 4 of our audited annual consolidated financial statements for further information on the allowance for credit losses as at October 31, 2021.

Supporting a Sustainable and Inclusive Future

BMO has a deep sense of purpose – to be a champion for progress and a catalyst for change. We are leveraging our position as a leading financial services provider to create opportunities for our communities and our stakeholders to make positive, sustainable change in the belief that success can and must be mutual. In support of our customers, communities and employees, BMO:

•

Announced an agreement with Export Development Canada (EDC) to bring sustainable finance solutions to medium- and large-sized Canadian exporting businesses, to help them transition from carbon-intensive operations to those that can eliminate or significantly reduce emissions. We are the first financial institution to offer EDC’s new Sustainable Financing Guarantee, a product available through EDC’s Sustainable Financing Program – a key source of funding to enable the support that Canadian businesses will need.

•

Acted as a joint-lead manager for the Government of Canada’s inaugural Green Bond transaction, a landmark achievement. The $5 billion transaction demonstrates Canada’s environmental leadership, ensures government expenditures align with Canada’s climate, environmental and emissions goals and principles, and acts as a catalyst towards the continued development of the sustainable finance market in Canada.

•

Became the first financial institution in Canada to implement the True Name™ feature by Mastercard, enabling transgender and non-binary individuals to use their chosen name across all BMO consumer and small business credit cards without the requirement of a legal name change. BMO Harris Bank was the first financial institution globally to partner with Mastercard to issue these cards in 2019.

•	Announced a new $5 billion commitment to support women business owners in Canada. Through the program, BMO will allocate $5 billion in capital over five years to women entrepreneurs.
•	BMO’s leadership continues to be recognized across a number of rankings, including:
•

Recognized as one of the 2022 World’s Most Ethical Companies for the fifth consecutive year by Ethisphere. We are one of five banks worldwide, four banks in the U.S., and the only bank in Canada to be recognized in 2022. The award affirms the bank’s commitment to doing what’s right and operating with transparency, good governance, and integrity in support of a thriving economy, sustainable future, and inclusive society.

•

Ranked first in the Insider Intelligence Canada Mobile Banking Emerging Features Benchmark 2022. The ranking reflects the strength of select emerging features offered on the BMO Mobile Banking app, with top marks in the categories of digital money management, account management and alerts, helping our customers make real financial progress.

•	BMO Harris Bank was recognized by Forbes as one of the Best Employers for Diversity for the fourth consecutive year.

Caution

The foregoing sections contain forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

Regulatory Filings

BMO’s continuous disclosure materials, including interim filings, annual Management’s Discussion and Analysis and audited annual consolidated financial statements, Annual Information Form and Notice of Annual Meeting of Shareholders and Proxy Circular, are available on our website at www.bmo.com/investorrelations, on the Canadian Securities Administrators’ website at www.sedar.com, and on the EDGAR section of the U.S. Securities and Exchange Commission’s website at www.sec.gov. Information contained in or otherwise accessible through our website (www.bmo.com), or any third party websites mentioned herein, does not form part of this document.

Bank of Montreal uses a unified branding approach that links all of the organization’s member companies. Bank of Montreal, together with its subsidiaries, is known as BMO Financial Group. As such, in this document, the names BMO and BMO Financial Group mean Bank of Montreal, together with its subsidiaries.

4 BMO Financial Group Second Quarter 2022 Earnings Release

Non-GAAP and Other Financial Measures

Results and measures in this document are presented on a GAAP basis. Unless otherwise indicated, all amounts are in Canadian dollars and have been derived from our unaudited interim consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS). References to GAAP mean IFRS. We use a number of financial measures to assess our performance, as well as the performance of our operating businesses, including measures and ratios that are presented on a non-GAAP basis, as described below. We believe that these non-GAAP amounts, measures and ratios, read together with our GAAP results, provide readers with a better understanding of how management assesses results.

Non-GAAP amounts, measures and ratios do not have standardized meanings under GAAP. They are unlikely to be comparable to similar measures presented by other companies and should not be viewed in isolation from, or as a substitute for, GAAP results.

Certain information contained in BMO’s Management’s Discussion and Analysis dated May 25, 2022 for the period ended April 30, 2022 (Second Quarter 2022 Report to Shareholders) is incorporated by reference into this document. For further details on the composition of non-GAAP amounts, measures and ratios, including supplementary financial measures, please refer to the Glossary of Financial Terms section in our Second Quarter 2022 Report to Shareholders which is available on SEDAR at www.sedar.com.

Our non-GAAP measures broadly fall into the following categories:

Adjusted measures and ratios

Management considers both reported and adjusted results and measures useful in assessing underlying ongoing business performance. Adjusted results and measures remove certain specified items from revenue, non-interest expense and income taxes, as detailed in the following table. Adjusted results and measures presented in this document are non-GAAP. Presenting results on both a reported basis and an adjusted basis permits readers to assess the impact of certain items on results for the periods presented, and to better assess results excluding those items that may not be reflective of ongoing business performance. As such, the presentation may facilitate readers’ analysis of trends. Except as otherwise noted, management’s discussion of changes in reported results in this document applies equally to changes in the corresponding adjusted results.

Measures net of insurance claims, commissions and changes in policy benefit liabilities (CCPB)

We also present reported and adjusted revenue on a basis that is net of insurance claims, commissions and changes in policy benefit liabilities (CCPB), and our efficiency ratio and operating leverage are calculated on a similar basis, as reconciled in the Revenue section. Measures and ratios presented on a basis net of CCPB are non-GAAP. Insurance revenue can experience variability arising from fluctuations in the fair value of insurance assets, caused by movements in interest rates and equity markets. The investments that support policy benefit liabilities are predominantly fixed income assets recorded at fair value, with changes in fair value recorded in insurance revenue in the Consolidated Statement of Income. These fair value changes are largely offset by changes in the fair value of policy benefit liabilities, the impact of which is reflected in CCPB. The presentation and discussion of revenue, efficiency ratios and operating leverage on a net basis reduces this variability, which allows for a better assessment of operating results. For more information refer to the Insurance Claims, Commissions and Changes in Policy Benefit Liabilities section in our Second Quarter 2022 Report to Shareholders.

Presenting results on a taxable equivalent basis (teb)

We analyze consolidated revenue on a reported basis. In addition, we analyze revenue on a taxable equivalent basis (teb) at the operating group level, consistent with the Canadian peer group. Revenue and the provision for income taxes in BMO Capital Markets and U.S. P&C are increased on tax-exempt securities to an equivalent pre-tax basis. These adjustments are offset in Corporate Services. Presenting results on a teb basis reflects how our operating groups manage their business and is useful to facilitate comparisons of income between taxable and tax-exempt sources. The effective tax rate is also analyzed on a teb basis for consistency of approach, with the offset to operating segment adjustments recorded in Corporate Services.

Tangible common equity and return on tangible common equity

Tangible common equity is calculated as common shareholders’ equity less goodwill and acquisition-related intangible assets, net of related deferred tax liabilities. Return on tangible common equity is commonly used in the North American banking industry and is meaningful because it measures the performance of businesses consistently, whether they were acquired or developed organically.

Presenting results on a U.S. dollar basis

Results and measures that exclude the impact of Canadian/U.S. dollar exchange rate movements on BMO’s U.S. segment are non-GAAP. Please refer to the Foreign Exchange section for a discussion of the effects of changes in exchange rates on our results.

We present our U.S. P&C business results, as well as select U.S. segment information for the bank, BMO Wealth Management, BMO Capital Markets and Corporate Services, on a U.S. dollar basis. Presenting these results on a U.S. dollar basis is useful in assessing the underlying performance without the variability caused by changes in foreign exchange rates.

BMO Financial Group Second Quarter 2022 Earnings Release 5

Non-GAAP and Other Financial Measures

(Canadian $ in millions, except as noted)	Q2-2022	Q1-2022	Q2-2021	YTD-2022	YTD-2021

Reported Results

Revenue	9,318	7,723	6,076	17,041	13,051
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	808	(81)	283	727	(318)
Revenue, net of CCPB	10,126	7,642	6,359	17,768	12,733
Total provision for (recovery of) credit losses	(50)	99	(60)	49	(216)
Non-interest expense	(3,713)	(3,846)	(4,409)	(7,559)	(8,022)
Income before income taxes	6,363	3,895	1,890	10,258	4,495
Provision for income taxes	(1,607)	(962)	(587)	(2,569)	(1,175)
Net income	4,756	2,933	1,303	7,689	3,320
Diluted EPS ($)	7.13	4.43	1.91	11.57	4.93

Adjusting Items Impacting Revenue (Pre-tax)

Impact of divestitures (1)	8	(29)	29	(21)	29
Management of fair value changes on the purchase of Bank of the West (2)	3,555	562	-	4,117	-
Impact of adjusting items on revenue (pre-tax)	3,563	533	29	4,096	29

Adjusting Items Impacting Non-Interest Expense (Pre-tax)

Acquisition and integration costs (3)	(37)	(12)	(2)	(49)	(5)
Amortization of acquisition-related intangible assets (4)	(8)	(8)	(24)	(16)	(49)
Impact of divestitures (1)	(18)	3	(800)	(15)	(800)
Impact of adjusting items on non-interest expense (pre-tax)	(63)	(17)	(826)	(80)	(854)
Impact of adjusting items on reported pre-tax income	3,500	516	(797)	4,016	(825)

Adjusting Items Impacting Revenue (After-tax)

Impact of divestitures (1)	6	(29)	22	(23)	22
Management of fair value changes on the purchase of Bank of the West (2)	2,612	413	-	3,025	-
Impact of adjusting items on revenue (after-tax)	2,618	384	22	3,002	22

Adjusting Items Impacting Non-Interest Expense (After-tax)

Acquisition and integration costs (3)	(28)	(10)	(2)	(38)	(4)
Amortization of acquisition-related intangible assets (4)	(6)	(6)	(18)	(12)	(37)
Impact of divestitures (1)	(15)	(19)	(794)	(34)	(794)
Impact of adjusting items on non-interest expense (after-tax)	(49)	(35)	(814)	(84)	(835)
Impact of adjusting items on reported net income (after-tax)	2,569	349	(792)	2,918	(813)
Impact on diluted EPS ($)	3.90	0.54	(1.22)	4.45	(1.26)

Adjusted Results

Revenue	5,755	7,190	6,047	12,945	13,022
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	808	(81)	283	727	(318)
Revenue, net of CCPB	6,563	7,109	6,330	13,672	12,704
Total provision for credit losses	(50)	99	(60)	49	(216)
Non-interest expense	(3,650)	(3,829)	(3,583)	(7,479)	(7,168)
Income before income taxes	2,863	3,379	2,687	6,242	5,320
Provision for income taxes	(676)	(795)	(592)	(1,471)	(1,187)
Net income	2,187	2,584	2,095	4,771	4,133
Diluted EPS ($)	3.23	3.89	3.13	7.12	6.19

(1)

Reported net income included the impact of divestitures related to the sale of our EMEA Asset Management business and our Private Banking business in Hong Kong and Singapore: Q2-2022 reported net income included a gain of $6 million ($8 million pre-tax) relating to the transfer of certain U.S. asset management clients recorded in revenue and expenses of $15 million ($18 million pre-tax), both related to the sale of our EMEA Asset Management business. Q1-2022 reported net income included a $29 million pre-tax and after-tax loss relating to foreign currency translation reclassified from accumulated other comprehensive income recorded in non-interest revenue, a $3 million pre-tax net recovery of non-interest expense, and taxes of $22 million on closing of the sale of our EMEA Asset Management business. Q2-2021 reported net income included a $747 million pre-tax and after-tax write-down of goodwill related to the sale of our EMEA Asset Management business, a $22 million ($29 million pre-tax) gain on the sale of our Private Banking business, and $47 million ($53 million pre-tax) of divestiture-related costs for both transactions. The gain on the sale was recorded in revenue with the goodwill write-down and divestiture costs recorded in non-interest expense. These amounts were recorded in Corporate Services.

(2)

Reported net income included revenue related to the announced acquisition of Bank of the West: Q2-2022 included $2,612 million ($3,555 million pre-tax) related to the management of the impact of interest rate changes between the announcement and closing of the acquisition on its fair value and goodwill, comprising $3,433 million of pre-tax mark-to-market gains on certain interest rate swaps recorded in non-interest trading revenue and $122 million pre-tax interest on a portfolio of primarily U.S. treasury securities recorded in net interest income. Q1-2022 included revenue of $413 million ($562 million pre-tax) related to the management of the impact of interest rate changes, comprising $517 million of pre-tax mark-to-market gains and $45 million pre-tax net interest income. For further information on this acquisition refer to the Significant Events section.

(3)

Acquisition and integration costs related to the announced acquisition of Bank of the West of $26 million ($35 million pre-tax) in Q2-2022 and $7 million ($8 million pre-tax) in Q1-2022 were recorded in non-interest expenses in Corporate Services. Acquisition integration costs related to Clearpool in Q2-2022 and Q1-2022, and acquisition integration costs related to both KGS-Alpha and Clearpool in Q2-2021 are recorded in non-interest expense in BMO Capital Markets. Acquisition integration costs are $2 million ($2 million pre-tax) in Q2-2022, $3 million ($4 million pre-tax) in Q1-2022, and $2 million ($2 million pre-tax) in Q2-2021; $5 million ($6 million pre-tax) for YTD-2022 and $4 million ($5 million pre-tax) for YTD-2021.

(4)

Amortization of acquisition-related intangible assets is recorded in non-interest expense in the related operating group and was $6 million ($8 million pre-tax) in Q2-2022; $6 million ($8 million pre-tax) in Q1-2022, and $18 million ($24 million pre-tax) in Q2-2021; $12 million ($16 million pre-tax) for YTD-2022 and $37 million ($49 million pre-tax) for YTD-2021.

6 BMO Financial Group Second Quarter 2022 Earnings Release

Summary of Reported and Adjusted Results by Operating Group

(Canadian $ in millions)	Canadian P&C	U.S. P&C	Total P&C	BMO Wealth Management	BMO Capital Markets	Corporate Services	Total Bank	U.S. Segment (5) (US $ in millions)

Q2-2022

Reported net income (loss)	940	588	1,528	314	448	2,466	4,756	2,656
Acquisition and integration costs (3)	-	-	-	-	2	26	28	23
Amortization of acquisition-related intangible assets (4)	1	1	2	1	3	-	6	4
Impact of divestitures (1)	-	-	-	-	-	9	9	(2)
Management of fair value changes on the purchase of Bank of the West (2)	-	-	-	-	-	(2,612)	(2,612)	(2,062)
Adjusted net income (loss)	941	589	1,530	315	453	(111)	2,187	619

Q1-2022

Reported net income (loss)	1,004	681	1,685	315	705	228	2,933	1,145
Acquisition and integration costs (3)	-	-	-	-	3	7	10	7
Amortization of acquisition-related intangible assets (4)	-	1	1	1	4	-	6	4
Impact of divestitures (1)	-	-	-	-	-	48	48	(40)
Management of fair value changes on the purchase of Bank of the West (2)	-	-	-	-	-	(413)	(413)	(325)
Adjusted net income (loss)	1,004	682	1,686	316	712	(130)	2,584	791

Q2-2021

Reported net income (loss)	777	538	1,315	322	558	(892)	1,303	596
Acquisition and integration costs (3)	-	-	-	-	2	-	2	1
Amortization of acquisition-related intangible assets (4)	1	5	6	7	5	-	18	10
Impact of divestitures (1)	-	-	-	-	-	772	772	20
Adjusted net income (loss)	778	543	1,321	329	565	(120)	2,095	627

YTD-2022

Reported net income (loss)	1,944	1,269	3,213	629	1,153	2,694	7,689	3,801
Acquisition and integration costs (3)	-	-	-	-	5	33	38	30
Amortization of acquisition-related intangible assets (4)	1	2	3	2	7	-	12	8
Impact of divestitures (1)	-	-	-	-	-	57	57	(42)
Management of fair value changes on the purchase of Bank of the West (2)	-	-	-	-	-	(3,025)	(3,025)	(2,387)
Adjusted net income (loss)	1,945	1,271	3,216	631	1,165	(241)	4,771	1,410

YTD-2021

Reported net income (loss)	1,527	1,117	2,644	658	1,036	(1,018)	3,320	1,268
Acquisition and integration costs (3)	-	-	-	-	4	-	4	3
Amortization of acquisition-related intangible assets (4)	1	12	13	15	9	-	37	19
Impact of divestitures (1)	-	-	-	-	-	772	772	20
Adjusted net income (loss)	1,528	1,129	2,657	673	1,049	(246)	4,133	1,310

Refer to footnotes (1) to (4) in the Non-GAAP and other Financial Measures table for details on adjusting items.

(5)	U.S. segment results presented in U.S. dollars are non-GAAP amounts.

Return on Equity and Return on Tangible Common Equity

(Canadian $ in millions, except as noted)	Q2-2022	Q1-2022	Q2-2021	YTD-2022	YTD-2021
Reported net income	4,756	2,933	1,303	7,689	3,320
Dividends on preferred shares and distributions on other equity instruments	(52)	(55)	(68)	(107)	(124)
Net income available to common shareholders (A)	4,704	2,878	1,235	7,582	3,196
After-tax amortization of acquisition-related intangible assets	6	6	18	12	37
Net income available to common shareholders after adjusting for amortization of acquisition-related intangible assets (B)	4,710	2,884	1,253	7,594	3,233
After-tax impact of other adjusting items (1)	(2,575)	(355)	774	(2,930)	776
Adjusted net income available to common shareholders (C)	2,135	2,529	2,027	4,664	4,009
Average common shareholders’ equity (D)	55,843	53,345	49,812	54,574	49,729
Return on equity (%) (= A/D) (3)	34.5	21.4	10.2	28.0	13.0
Adjusted return on equity (%) (= C/D) (3)	15.7	18.8	16.7	17.2	16.3
Average tangible common equity (E) (2)	51,022	48,431	43,552	49,705	43,341
Return on tangible common equity (%) (= B/E) (3)	37.9	23.6	11.8	30.8	15.0
Adjusted return on tangible common equity (%) (= C/E) (3)	17.2	20.7	19.1	18.9	18.7

(1)	Refer to footnotes (1) to (4) in the Non-GAAP and Other Financial Measures table above.
(2)

Average tangible common equity is average common shareholders’ equity (D above) adjusted for goodwill of $4,943 million in Q2-2022, $5,031 million in Q1-2022, and $6,135 million in Q2-2021; $4,988 million for YTD-2022 and $6,254 million for YTD-2021. Acquisition-related intangible assets of $130 million in Q2-2022, $138 million in Q1-2022, and $392 million in Q2-2021; $134 million for YTD-2022 and $403 million for YTD-2021. Net of related deferred tax liabilities of $252 million in Q2-2022, $255 million in Q1-2022, and $267 million in Q2-2021; $253 million for YTD-2022 and $269 million for YTD-2021.

(3)	Quarterly calculations are on an annualized basis.

BMO Financial Group Second Quarter 2022 Earnings Release 7

Caution Regarding Forward-Looking Statements

Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements in this document may include, but are not limited to, statements with respect to our objectives and priorities for fiscal 2022 and beyond, our strategies or future actions, our targets and commitments (including with respect to net zero emissions), expectations for our financial condition, capital position or share price, the regulatory environment in which we operate, the results of, or outlook for, our operations or for the Canadian, U.S. and international economies, the closing of our proposed acquisition of Bank of the West, including plans for the combined operations of BMO and Bank of the West, the financial, operational and capital impacts of the transaction, and the COVID-19 pandemic, and include statements made by our management. Forward-looking statements are typically identified by words such as “will”, “would”, “should”, “believe”, “expect”, “anticipate”, “project”, “intend”, “estimate”, “plan”, “goal”, “commit”, “target”, “may”, “might”, “forecast” and “could” or negative or grammatical variations thereof.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, both general and specific in nature. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct, and that actual results may differ materially from such predictions, forecasts, conclusions or projections. The uncertainty created by the COVID-19 pandemic has heightened this risk, given the increased challenge in making assumptions, predictions, forecasts, conclusions or projections. We caution readers of this document not to place undue reliance on our forward-looking statements, as a number of factors – many of which are beyond our control and the effects of which can be difficult to predict – could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including, but not limited to: general economic and market conditions in the countries in which we operate, including labour challenges; the severity, duration and spread of the COVID-19 pandemic, and possibly other outbreaks of disease or illness, and its impact on local, national or international economies, as well as its heightening of certain risks that may affect our future results; information, privacy and cyber security, including the threat of data breaches, hacking, identity theft and corporate espionage, as well as the possibility of denial of service resulting from efforts targeted at causing system failure and service disruption; benchmark interest rate reforms; technological changes and technology resiliency; political conditions, including changes relating to, or affecting, economic or trade matters; climate change and other environmental and social risk; the Canadian housing market and consumer leverage; inflationary pressures; global supply-chain disruptions; changes in monetary, fiscal, or economic policy; changes in laws, including tax legislation and interpretation, or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance, and the effect of such changes on funding costs; weak, volatile or illiquid capital or credit markets; the level of competition in the geographic and business areas in which we operate; judicial or regulatory proceedings; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; failure of third parties to comply with their obligations to us; our ability to execute our strategic plans and to complete proposed acquisitions or dispositions, including obtaining regulatory approvals; critical accounting estimates and the effects of changes to accounting standards, rules and interpretations on these estimates; operational and infrastructure risks, including with respect to reliance on third parties; the possibility that our proposed acquisition of Bank of the West does not close when expected or at all because required regulatory approvals and other conditions to closing are not received or satisfied on a timely basis or at all or are received subject to adverse conditions or requirements; the anticipated benefits from the proposed acquisition of Bank of the West, such as it creating synergies and operational efficiencies, are not realized; our ability to perform effective fair value management actions and unforeseen consequences arising from such actions; changes to our credit ratings; global capital markets activities; the possible effects on our business of war or terrorist activities; natural disasters and disruptions to public infrastructure, such as transportation, communications, power or water supply; and our ability to anticipate and effectively manage risks arising from all of the foregoing factors.

We caution that the foregoing list is not exhaustive of all possible factors. Other factors and risks could adversely affect our results. For more information, please refer to the discussion in the Risks That May Affect Future Results section, and the sections related to credit and counterparty, market, insurance, liquidity and funding, operational non-financial, legal and regulatory, strategic, environmental and social, and reputation risk, in the Enterprise-Wide Risk Management section of BMO’s 2021 Annual Report, and the Risk Management section in our Second Quarter 2022 Report to Shareholders, all of which outline certain key factors and risks that may affect our future results. Investors and others should carefully consider these factors and risks, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. We do not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by the organization or on its behalf, except as required by law. The forward-looking information contained in this document is presented for the purpose of assisting shareholders and analysts in understanding our financial position as at and for the periods ended on the dates presented, as well as our strategic priorities and objectives, and may not be appropriate for other purposes.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the Economic Developments and Outlook section of BMO’s 2021 Annual Report and updated in the Economic Developments and Outlook section in our Second Quarter 2022 Report to Shareholders, as well as in the Allowance for Credit Losses section of BMO’s 2021 Annual Report and updated in the Allowance for Credit Losses section in our Second Quarter 2022 Report to Shareholders. Assumptions about the performance of the Canadian and U.S. economies, as well as overall market conditions and their combined effect on our business, are material factors we consider when determining our strategic priorities, objectives and expectations for our business. Assumptions about Bank of the West’s balance sheet, product mix and margins, and interest rate sensitivity were material factors we considered in estimating the fair value and goodwill and intangibles amounts at closing, and assumptions about our integration plan, the efficiency and duration of integration and the alignment of organizational responsibilities were material factors we considered in estimating pre-tax cost synergies.

In determining our expectations for economic growth, we primarily consider historical economic data, past relationships between economic and financial variables, changes in government policies, and the risks to the domestic and global economy. Please refer to the Economic Developments and Outlook and Allowance for Credit Losses sections in our Second Quarter 2022 Report to Shareholders.

8 BMO Financial Group Second Quarter 2022 Earnings Release

INVESTOR AND MEDIA INFORMATION

Investor Presentation Materials

Interested parties are invited to visit BMO’s website at www.bmo.com/investorrelations to review the 2021 Annual MD&A and audited annual consolidated financial statements, quarterly presentation materials and supplementary financial and regulatory information package.

Quarterly Conference Call and Webcast Presentations

Interested parties are also invited to listen to our quarterly conference call on Wednesday, May 25, 2022, at 8.15 a.m. (ET). The call may be accessed by telephone at 416-406-0743 (from within Toronto) or 1-800-898-3989 (toll-free outside Toronto), entering Passcode: 1539938#. A replay of the conference call can be accessed until June 25, 2022, by calling 905-694-9451 (from within Toronto) or 1-800-408-3053 (toll-free outside Toronto) and entering Passcode: 4221349#.

A live webcast of the call can be accessed on our website at www.bmo.com/investorrelations. A replay can also be accessed on the website.

Media Relations Contact

Paul Gammal, Toronto, Head Media Relations, paul.gammal@bmo.com, 416-867-6543

Investor Relations Contacts

Christine Viau, Head, Investor Relations, christine.viau@bmo.com, 416-867-6956

Bill Anderson, Director, Investor Relations, bill2.anderson@bmo.com, 416-867-7834

Shareholder Dividend Reinvestment and Share Purchase

Plan (the Plan)

Average market price as defined under the Plan

February 2022: $144.96

March 2022: $148.90

April 2022: $138.85

For dividend information, change in shareholder address

or to advise of duplicate mailings, please contact

Computershare Trust Company of Canada

100 University Avenue, 8th Floor

Toronto, Ontario M5J 2Y1

Telephone: 1-800-340-5021 (Canada and the United States)

Telephone: (514) 982-7800 (international)

Fax: 1-888-453-0330 (Canada and the United States)

Fax: (416) 263-9394 (international)

E-mail: service@computershare.com

For other shareholder information, please contact

Bank of Montreal

Shareholder Services

Corporate Secretary’s Department

One First Canadian Place, 21st Floor

Toronto, Ontario M5X 1A1

Telephone: (416) 867-6785

Fax: (416) 867-6793

E-mail: corp.secretary@bmo.com

For further information on this document, please contact

Bank of Montreal

Investor Relations Department

P.O. Box 1, One First Canadian Place, 10th Floor

Toronto, Ontario M5X 1A1

To review financial results and regulatory filings and disclosures online, please visit BMO’s website at www.bmo.com/investorrelations.

BMO’s 2021 Annual MD&A, audited consolidated financial statements, annual information form and annual report on Form 40-F (filed with the U.S. Securities and Exchange Commission) are available online at www.bmo.com/investorrelations and at on SEDAR at www.sedar.com. Printed copies of the bank’s complete 2021 audited consolidated financial statements are available free of charge upon request at 416-867-6785 or corp.secretary@bmo.com.

® Registered trademark of Bank of Montreal

BMO Financial Group Second Quarter 2022 Earnings Release 9